August 21, 2011

Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	China Cablecom Holdings, Ltd.
Form 20-F for the fiscal year ended December 31, 2009
Filed July 1, 2010
File No. 001-34136

Dear Mr. Spirgel:

We are submitting this correspondence via the EDGAR system in response to a comment letter issued by the Staff of the Securities and Exchange Commission (the “Commission”) on August 4, 2011 (the “Comment Letter”).  The discussion below reflects our responses to the Comment Letter and is presented in the order of the numbered comments in the Staff’s letter.  While we are not refiling our Annual Report on Form 20-F at this time, upon being advised by the Staff that the proposed disclosures are acceptable to the Staff, we will promptly file Amendment No. 1 to the 20-F on Form 20-F/A (the “Amended 20-F”), which will include all of the changes proposed in our correspondence with the Staff.

Notes to Consolidated Financial Statements

Note 4. Recent Changes in Accounting Standards, page F-18

1.
We note your responses to prior comments 1, 2, 3 and 4 from our letter dated June 22, 2011. We also note that ASU 2009-17 revised the primary beneficiary analysis requiring that a reporting entity with a variable interest or interests that provide the reporting entity with a controlling financial interest in a variable interest entity (VIE) will have both of the following characteristics: a) the power to direct the activities of the VIE that most significantly impact the VIE' s economic performance, and b) the obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. Upon review of  the enumerated rights and powers held by the state-owned enterprises (SOE's), it appears that both the Hubei SOE and Binzhou SOE possess the power to direct the activities that most significantly impact the economic performance of Hubei Chutian and Binzhou Broadcasting, respectively. In light of the SOE' s rights and powers as outlined in your most recent response letter, which also include our consideration of the SOE' s control of the board of directors and ability of such boards to appoint the general manager to run each entity, it appears that JYNT does not hold the controlling financial interest in either Hubei Chutian or Binzhou Broadcasting, and thus, is not the primary beneficiary. Accordingly, we believe you should not consolidate your interests in these VIEs upon your adoption of ASU 2009-17. Please revise or advise.

Response:

We respectfully disagree with your conclusion that we cannot consolidate our interests in those VIEs.  Your conclusion that the SOE has “control” of the board of directors appears related to the fact that the SOEs can appoint 3 out 5 directors of the board of the JVs. However, control of the majority of the directors is not equivalent to control of the board itself.

Although the SOEs can appoint 3 out of 5 directors of the board of the   JVs (3 out of 5 directors=60%), the requirement that  2/3 (66.6%) of directors approve significant activities of the JV effectively restricts the rights of the SOEs to direct the JVs activities. In addition, the Articles of Association of the JVs gives JYNT the right to appoint the principal financial executive and a veto right to the general managers recommended by the SOE.

2.
We note from your response to comment 3 of our letter dated June 22, 2011, that Hubei SOE appoints 3 directors and JYNT appoints 2 directors to the Board of Hubei Chutian. Please tell us the total number of members of the Hubei Chutian board of directors. Also, further explain to us the requirement that 2/3 of the directors approve certain decisions of the Board. Tell us how many members of the board must vote in favor in order to approve the activities identified in your comment response.

Response:

The total number of members is five. The requirement that 2/3 of the directors approve significant activities means the SOE cannot get the activities passed by the board without the consent from at least one director appointed by JYNT.

3.
We note from your response to comment 4 of our letter dated June 22, 2011, that Binzhou SOE appoints 3 directors and JYNT appoints 2 directors to the Board of Binzhou Broadcasting. Please tell us the total number of members of the Binzhou Broadcasting board of directors. Also, further explain to us the requirement that 2/3 of the directors approve certain decisions of the Board. Tell us how many members of the board must vote in favor in order to approve the activities identified in your comment response.

Response:

The total number of members is five. The requirement that 2/3 of the directors approve significant activities means the SOE cannot get the activities passed by the board without the consent from at least one director appointed by JYNT.

The Company acknowledges that:

▪	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

▪	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

▪	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Pu Yue
Pu Yue
Chief Executive Officer